[redacted]

09040560

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
APR 01 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brean Murray, Carret &Co., LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Avenue
(No. and Street)

New York, NY (City) (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth J. Kirsch (212) 702-6656
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
(Name – *if individual, state last, first, middle name*)

Park 80 West, Plaza One (Address) Saddle Brook, (City) New Jersey (State) 07663 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [X] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kenneth J. Kirsch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brean Murray, Carret & Co., LLC., as of December, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER BUTEAU
Notary Public - State of New York
NO. 01BU6190734
Qualified in New York County
My Commission Expires 07/28/2012

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brean Murray, Carret & Co., LLC

Consolidated Financial Statements

With

Independent Auditors' Report

For the Year Ended December 31, 2008

BREAN MURRAY, CARRET & CO., LLC
December 31, 2008

TABLE OF CONTENTS

ROTENBERG MERIL SOLOMON
BERTIGER & GUTTILLA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Park 80 West, Plaza One
Saddle Brook, NJ 07663

Tel 201-487-8383
Fax 201-490-2080

E-mail cpas@rmsbg.com
Web-site www.rmsbg.com

Other offices:
Woodbridge, NJ
New York, NY

INDEPENDENT AUDITORS' REPORT

To the Member of
Brean Murray, Carret & Co., LLC

We have audited the accompanying consolidated statement of financial condition of Brean Murray, Carret & Co., LLC, a limited liability company and a wholly-owned subsidiary of BMUR Holdings, Inc., (the "Company") as of December 31, 2008, and the related consolidated statements of operations, changes in member's equity and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
Saddle Brook, New Jersey
March 30, 2009

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

ASSETS:	
Cash and cash equivalents	$ 800,716
Receivable from brokers and dealers	3,754,435
Securities owned	2,887,084
Prepaid expenses and other assets	178,209
Furniture, equipment and improvements, net	338,470
Due from affiliate	284,353
Intangible asset, net	122,348
TOTAL ASSETS	$ 8,365,615

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable and other liabilities	$ 5,260,303
Due to affiliate	101,972
TOTAL LIABILITIES	5,362,275
COMMITMENTS AND CONTINGENCIES	
MEMBER'S EQUITY	3,003,340
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 8,365,615

See Accompanying Notes to Consolidated Financial Statements

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc)
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:	
Commissions and other fees	$ 12,770,180
Management fees	2,739,828
Investment banking services and syndicate underwriting	8,267,279
Unrealized loss on securities	(7,179,590)
Principal transactions	(544,698)
Interest and other income	688,075
TOTAL REVENUES	16,741,074
EXPENSES:	
Compensation and benefits	14,686,593
Clearance and floor brokerage	765,617
Travel and entertainment	1,440,368
Occupancy and equipment rentals	2,194,186
Depreciation and amortization	118,997
Communications and informational services	1,875,472
Professional services	880,389
Other	1,294,157
Total Expenses	23,255,779
LOSS BEFORE NONCONTROLLING INTEREST	(6,514,705)
INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	265,309
NET LOSS	$ (6,249,396)

See Accompanying Notes to Consolidated Financial Statements

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc)
CONSOLIDATED STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Controlling Interest	Noncontrolling Interest	Total
MEMBER'S EQUITY - JANUARY 1, 2008	$ 10,460,375	$ -	$ 10,460,375
NET (LOSS) INCOME	(6,514,705)	265,309	(6,249,396)
DISTRIBUTIONS	(1,207,639)	-	(1,207,639)
MEMBER'S EQUITY - DECEMBER 31, 2008	$ 2,738,031	$ 265,309	$ 3,003,340

See Accompanying Notes to Consolidated Financial Statements

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc)
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (6,249,396)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Noncash investment banking revenue	(1,498,536)
Depreciation and amortization	118,997
Unrealized loss on securities	7,179,590
(Increase) decrease in:	
Accounts receivable	3,220,710
Receivables from brokers and dealers	7,237,827
Prepaid expenses and other assets	149,334
Due from affiliates	(52,628)
Securities owned	(2,132,342)
Increase (decrease) in:	
Accounts payable and accrued expenses	(6,188,014)
Securities sold, not yet purchased	(500)
Due to affiliates	101,972
Net Cash Provided by Operating Activities	1,887,014
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(154,597)
Net Cash Used in Investing Activities	(154,597)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions paid	(1,207,639)
Net Cash Used in Financing Activities	(1,207,639)
NET INCREASE IN CASH AND CASH EQUIVALENTS	524,778
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	275,938
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 800,716
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Non-cash transaction:	
Stock based non-money liability	$ 432,625

See Accompanying Notes to Consolidated Financial Statements

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION:

Brean Murray, Carret & Co., LLC ("BMC") is a wholly-owned subsidiary of BMUR Holdings, Inc. (the "Parent"). BMC is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), successor to the National Association of Securities Dealers, Inc. BMC operates as an introducing broker and has agreements with clearing brokers to clear transactions, carry customers' accounts on a fully-disclosed basis and perform recordkeeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii). BMC is also a market maker in certain securities and engages in syndicate underwriting and investment banking activities.

The accompanying consolidated financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had BMC operated as an unaffiliated entity.

Except as otherwise expressly provided in the Delaware Limited Liability Company Act (the "Delaware Act"), the debts, obligations and liabilities of the Company shall be solely the debts, obligations or liabilities of the Company, and no member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member. Except as expressly provided in the Delaware Act, the liability of each member shall be limited to the amount of capital contributions, if any, required to be made by such member in accordance with the provisions of the Limited Liability Agreement, but only when and to the extent the same shall become due pursuant to the provisions of the Limited Liability Agreement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of BMC, Brean Murray Investment Consultancy (Shanghai) Co., Ltd., its wholly-owned foreign subsidiary organized in 2008, and Allied China Investments, LLC ("ACI"), a Delaware limited liability company organized in 2008. Intercompany balances and transactions have been eliminated in consolidation. The Company's policy is to consolidate all entities in which it owns 50% or more of the outstanding voting stock and has control. In addition, in accordance with Financial Accounting Standards Board Interpretation 46(R), ("FIN 46(R)"), the Company consolidates entities which lack characteristics of an operating entity or business for which it is the primary beneficiary. Under FIN 46(R), the primary beneficiary is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, directly or implied. In situations where the Company has significant influence but not control of an entity that does not qualify as a variable interest entity, the Company applies the equity method of accounting. In those cases where its investment is less than 20% and significant influence does not exist, the investments are carried at fair value. Significant influence generally is deemed to exist when the Company owns 20% to 50% of the voting equity of a corporation, or when it holds at least 3% of a limited partnership interest. If the Company doesn't consolidate an entity or applies the equity method of accounting, it accounts for the investment at fair value.

Allowance for Doubtful Accounts

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible accounts. At December 31, 2008, no allowance was deemed necessary. The Company's estimate is based on a review of the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for doubtful accounts will change.

Use of Estimates

To prepare financial statements in accordance with accounting principles generally accepted in the United States of America, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue Recognition

Commissions, as well as expenses related to this revenue, are recorded on a trade-date basis. Other fees and management fees are recorded when earned. Investment banking services and syndicate underwriting revenues are generated by securities offerings in which the Company acts as an underwriter or agent. These revenues are recorded on the offering date or at the time the services are completed and the revenue can reasonably be determined. Revenue related to the value of stock and warrants received in connection with investment banking transactions is recognized when earned based upon the stocks and warrants fair value at date of grant. Principal transactions, which are recorded on a trade date basis, include realized gains and losses for the sale of securities on a first-in, first-out basis. Unrealized gains and losses for securities are recorded on a mark-to-market basis at the date of the financial statements.

Securities Owned

Securities owned that are traded on a national exchange (or reported on the NASDAQ national market) are valued at the last reported sales price on the primary securities exchange on which such security traded on the date of valuation. The value of warrants received in connection with investment banking transactions is recorded at fair value based upon the Black-Scholes option pricing model.

The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" (SFAS No. 157), effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Securities Owned (Continued)

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, receivables from brokers and dealers and accounts receivable. The Company maintains its cash in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Amounts receivable from brokers and dealers consist predominately of cash, commissions receivable, unsettled trades and receivables from syndicate underwritings. Exposure to credit risk is reduced by establishing its banking and brokerage relationships with high credit quality financial institutions. In addition, the clearing brokers maintain insurance for amounts in excess of the federal limits.

Furniture, Equipment and Improvements

Furniture, equipment and improvements are recorded at cost. Depreciation is provided using the straight-line method over estimated useful lives of three to seven years. The cost of leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the term of the lease.

Intangible Assets

Identifiable intangible assets are amortized using the straight-line method over the period of expected benefit, unless they were determined to have indefinite lives.

Intangible assets subject to amortization to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may be impaired. Under the provisions of SFAS no. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company records an impairment loss if the undiscounted future cash flows are found to be less than the carrying amount of the asset. If an impairment loss has occurred, a charge is recorded to reduce the carrying amount of the asset to fair value. Long-lived assets and intangible assets subject to amortization to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. There has been no impairment for the year ended December 31, 2008.

Intangible assets consist of customer lists and are amortized using the straight-line method over the period of expected benefit of five years.

Income Taxes

As a wholly-owned limited liability company, the Company is not subject to federal, state and local taxes. All items of income, expense, gains and losses are reportable by the member for tax purposes, who is responsible for the payment of the related income taxes.

NOTE 3 – SECURITIES OWNED:

Securities owned represent positions in marketable securities taken for trading and investment purposes. A summary of those positions as of December 31, 2008 follows:

	Securities Owned
Marketable securities, at market value:	
Common stocks	$ 1,231,080
Preferred stocks	978,122
Totals	2,209,202
Warrants received in connection with investment banking transactions, at estimated fair value	677,882
Totals	$ 2,887,084

For warrants which underlying securities are either, restricted, illiquid or thinly traded, the Company included an appropriate discount in determining the securities' fair value.

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 2 for a discussion of the Company's policies. The following table presents information about the Company's investments measured at fair value as of December 31, 2008 (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
Assets				
Common stock, preferred stock and warrants at fair value	$ 677,469	$ 2,209,615	$ -	$ 2,887,084

NOTE 4 – RECEIVABLES FROM BROKERS AND DEALERS:

Amounts receivable from brokers and dealers at December 31, 2008 consist of the following:

Cash	$ 3,455,416
Syndicate and commissions receivable	299,019
Total	$ 3,754,435

NOTE 5 – FURNITURE, EQUIPMENT AND IMPROVEMENTS, NET:

Furniture, equipment and improvements, net are stated at cost and consist of the following:

	Estimated Useful Lives	Amount
Furniture and fixtures	7 years	$ 127,426
Computer equipment	3-5 years	211,219
Leasehold improvements	5 years	210,086
Total, at cost		548,731
Less accumulated depreciation and amortization		210,261
Net		$ 338,470

Depreciation and amortization expense was $52,261 for the year ended December 31, 2008.

NOTE 6 – INTANGIBLE ASSET

At December 31, 2008, intangible assets consist of customer lists with a gross carrying value of $333,680, accumulated amortization of $211,332 and a net balance of $122,348. Amortization for the current fiscal year amounted to $66,736. Amortization expense to be recognized in each of the years subsequent to December 31, 2008 is $66,736 in 2009 and $55,613 in 2010.

NOTE 7 – ACCOUNTS PAYABLE AND OTHER LIABILITIES:

At December 31, 2008, accounts payable and other liabilities consist of the following:

Accrued compensation expenses	$ 3,300,486
Accounts payable and other accrued expenses	1,959,817
Total	$ 5,260,303

NOTE 8 – RELATED PARTY TRANSACTIONS:

The Company provides and receives certain management and administrative services from affiliates and other closely-related parties. To the extent these revenues and costs are specifically identifiable or estimateable, the Company includes these revenues and expenses in the statement of income. For the year ended December 31, 2008, the Company earned $2,500,000 of management fees from a company owned by the Parent. This revenue is included in management fees in the accompanying consolidated statement of operations. The Company incurs costs directly related to these management fees. At December 31, 2008, $284,353 was due from that company.

Certain expenses are allocated to the Company by a related entity based on percentages of estimated usage of facilities and personnel. The percentages are updated periodically. For the year ended December 31, 2008, such allocated expenses approximated $102,000. At December 31, 2008, amounts due to this related entity of $101,972 resulted from these transactions.

Commission income includes commissions derived from the trading of securities for customer accounts including those managed by other subsidiaries of the Parent, which are registered investment advisers.

NOTE 9 - 401(K) PLAN:

The Company sponsors a 401 (k) plan covering substantially all employees. The plan contains a matching provision whereby the Company contributes 3% up to a maximum of $3,600 of the employee's annual earnings for those participants who remained employed as of year-end. For the year ended December 31, 2008, such matching contributions approximated $197,000. Employees vest in the matching provision over a five-year period.

NOTE 10- DISTRIBUTIONS:

In March 2008, the Company made a payment of $1,207,639 on behalf of the Parent, which has been classified as a distribution in the accompanying consolidated statement of member's equity.

NOTE 11- NET CAPITAL REQUIREMENT:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $1,096,794, which was $817,294 in excess of its required minimum net capital of $279,500. The Company's net capital ratio was 3.757 to 1.

NOTE 12- COMMITMENTS AND CONTINGENCIES:

Lease Commitments

The Company has noncancelable operating leases, which expire through September 30, 2011, relating to its offices located in New York, San Francisco, Chicago and Beijing, China. In addition, the Company leases office and computer equipment under various non-cancelable operating leases expiring through 2012. Certain leases provide for additional rent related to increases in real estate taxes and operating expenses.

Future minimum rental payments under these leases in each of the five years subsequent to December 31, 2008 and thereafter are as follows:

2009	$ 1,497,001
2010	1,406,949
2011	942,602
2012	20,687
Total	$ 3,867,239

Rent expense under all operating leases approximated $1,790,000 in 2008.

Litigation, Indemnifications and Other Contingencies

In the normal course of business, the Company may be involved in litigation matters. The Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential future losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates in the normal course of business. Such specified potential future losses, if they ever occur, cannot be estimated. However, the Company believes that it is unlikely it will have to make material payment under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

During 2008, the Company, in its role as an underwriter of a customer which subsequently filed for bankruptcy, was named as a co-defendent in a class action lawsuit that initially began in 2007 solely against the customer. The class action was expanded in 2008 to include the Company and all other underwriters of a 2007 transaction. The ultimate outcome of this matter is not presently determinable. The Company's participation in any losses which may result is limited to 5%, the amount underwritten in the 2007 transaction.

NOTE 13 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company at December 31, 2008 were not material.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions did not have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, require the customers to deposit additional collateral or to reduce positions, when necessary.

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc)
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Net Capital:	
Total member's equity	$ 3,003,340
Deduct ownership equity not allowable for net capital - non-controlling interest	265,309
Total ownership equity qualified for net capital	2,738,031
Add suborinated liabilities and allowable credits:	
Commissions payable only upon sale of securities	706,726
Stock-based non-money liability	432,625
Total	1,139,351
Deductions and/or charges	
Non-allowable assets from statement of financial position	
Securities owned, at fair value:	
Unlisted options/warrants - out of the money	677,882
Receivables from brokers and dealers	8,666
Prepaid expenses and other assets	178,209
Furniture, equipment and improvements, net	338,470
Due from affiliate	284,353
Intangible assets, net	122,348
Total	1,609,928
Net capital before haircuts on securities positions	2,267,454
Deduct haircut on securities positions	
Security positions	1,099,685
Money market	56,646
Undue concentration	14,329
Total	1,170,660
Net Capital	$ 1,096,794
Aggregate indebtedness	
Total liabilities from statement of financial position	$ 5,362,275
Less:	
Commissions payable only upon sale of investments	706,726
Stock-based non-money liability	432,625
Total	$ 4,222,924
Computation of basic net capital requirement:	
Minimum net capital required computed on the basis of values of common stocks for which the Company is a market maker or $100,000 minimum dollar net capital requirement	$ 279,500
Minimum net capital required computed on the basis of 6-2/3% of aggregate indebtedness	$ 281,528
Net capital requirement (greater of above)	$ 281,528
Excess net capital over minimum net capital	$ 815,266
Excess net capital at 1,000%	$ 674,502
Ratio of aggregate indebtness to net capital	3.850

See Independent Auditors' Report

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc)
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2008

Reconciliation with the Company's computation (included in Part IIA) of Form X- 17a- 5) as of December 31, 2008	
Net capital as reported in the Company's Part IIA (Unaudited) Focus report	$ 5,035,743
Increase (decrease) in net capital resulting from changes in:	
Haircuts on securities positions	4,022,727
Audit adjustments, net:	
Statement of financial conditions adjustments and reclassifications:	
Decrease in accrued expenses for discretionary bonuses	(4,348,906)
Increase in unlisted options and warrants - out of the money	(677,882)
Distributions to parent	(1,207,639)
Decrease intercompany receivable	1,105,667
Decrease in fixed assets	(17,072)
Increase in other assets	44,487
Changes in statement of operations	(2,860,331)
Net capital per above	$ 1,096,794
Aggregate indebtedness as reported in the Company's Part IIA (Unaudited) FOCUS report	$ 9,162,152
Decrease in aggregate indebtedness resulting from audit adjustments relating to accounts payable and accrued expenses and statements of financial conditions reclassifications	(4,939,228)
Aggregate indebtedness per above	$ 4,222,924

See Independent Auditors' Report

ROTENBERG MERIL SOLOMON
BERTIGER & GUTTILLA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Park 80 West, Plaza One
Saddle Brook, NJ 07663

Tel 201-487-8383
Fax 201-490-2080

E-mail cpas@rmsbg.com
Web-site www.rmsbg.com

Other offices:
Woodbridge, NJ
New York, NY

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Brean Murray, Carret & Co., LLC

In planning and performing our audit of the financial statements of Brean Murray, Carret & Co., LLC (the "Company"), a limited liability company and a wholly-owned subsidiary of BMUR Holdings, Inc., as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL (CONTINUED)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
Saddle Brook, New Jersey
March 30, 2009